Illumination Acquisition Corp I

570 Lexington Ave, 40th Floor

New York, NY 10022

February 26, 2026

VIA EDGAR

Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Illumination Acquisition Corp I
Registration Statement on Form S-1
File No. 333-292445

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Illumination Acquisition Corp I hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on February 26, 2026 or as soon thereafter as practicable.

Sincerely,

ILLUMINATION ACQUISITION CORP I

/s/ John Lipman
John Lipman
Chief Executive Officer